

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

April 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (770) 645-4810

Kevin C. Kern
Chief Financial Officer & Vice President of Administration
BWAY Holding Company
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350

>   **Re: BWAY Holding Company
>   Registration Statement on Form S-1
>   Filed March 9, 2007
>   File No. 333-141174**

Dear Mr. Kern:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-Rule 430A information as soon as practicable to allow for our review. In addition, note

that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

3. Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, such as your estimates of the 2006 revenues for the North American general line rigid metal and rigid plastic container industries and your estimated market share by product line. In addition, please tell us whether such other information is publicly available without charge.

4. To the extent applicable, our comments should also be complied with in the future filings of BWAY Corporation.

5. We note that you presented measures that you identify as adjusted EBITDA, adjusted EBITDA margin, and primary working capital. It appears to us that these are non-GAAP measures that may not comply with Item 10(e) of Regulation S-K and should not be included in future filings.

Cover Page

6. The paragraph discussing the underwriters' over-allotment option is not clear. Please revise your discussion of the underwriters' option to purchase additional shares from the selling shareholders to clarify the circumstances in which such option will exist and to reconcile your disclosure here with that appearing under Underwriting on page 116.

Prospectus Summary, page 1

7. We note your summary contains a lengthy description of the company and its industry, competitive strengths, and business strategy. Further, we note that virtually identical disclosure appears later in your prospectus under the heading "Business." In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. Refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

8. Please revise your discussion of the aerosol market to clarify whether it is a subset of your metal container segment.

Summary Historical and Unaudited Pro Forma As Adjusted Financial Data, page 8

9. We note that "cash paid for interest" for the historical periods ended January 1, 2006 and December 31, 2006 on page 10 does not agree with your unaudited consolidated statements of cash flows on page F-4. Please advise or revise your document.

Risk Factors, page 14

10. Please provide prominent risk factor disclosure regarding your recent net loss.

Risks Related to Our Business, page 14
Deceleration of the recent growth in our end markets . . ., page 17

11. It is unclear to us how decreased growth in your end markets and, therefore, for you, constitutes a material risk that is unique to your business or the industry in which you operate, as opposed to one faced by manufacturers of all non end-use products generally. Please revise to provide specific disclosure of how reduced demand for your products could affect your results or, alternatively, delete this risk factor. Similarly revise or delete other risk factors that appear unduly speculative or that may otherwise apply to any issuer, including "In the event of a catastrophic loss . . ." appearing on the bottom of page 17, "A disruption or failure in our information technology systems . . ." on page 19, "We may not be able to protect our intellectual property . . ." on page 20, and "There currently exists no market for our common stock. . . ." on page 21.

Labor disruptions with that portion of our workforce that is unionized . . ., page 17

12. Please revise your discussion under this heading to clarify whether the collective bargaining agreement discussed in the second sentence that becomes amendable in fiscal 2007 is the same agreement referenced in the final sentence under this heading. Similarly revise the corresponding disclosure appearing under Employees on page 84.

Our business may be subject to significant environmental, health and safety costs, page 18

13. We note your statements on page 85 that you consider the prospect of material losses resulting from environmental investigation or remediation matters relating to your current or former facilities to be "remote" and that you do not believe that any of the matters identified there "will have a material adverse effect on our

financial position, results of operations and/or cash flows." Please note that risk factor disclosure is only appropriate for risks deemed material to the company's operations, its industry, or its investors. Please revise your disclosure to clarify why you consider this risk to be material or delete this risk factor.

The cost of producing our products may be adversely affected by increases in the price of energy, page 18

14. Please consolidate this risk factor with "Increases in the price of our raw materials . . ." on page 15.

BWAY may be unable to repay the senior subordinated notes . . ., page 19

15. Please revise the discussion under this heading to state a specific risk to the company or its investors related to the terms of the 10% senior subordinated notes, including the company's current ability to make timely payments on its debt obligations, or otherwise delete this risk factor. Please note that the inability to provide assurance to investors that you will generate sufficient cash flow, that future borrowings will be available, or that you will be able to refinance the notes are not risks for which disclosure is contemplated by Item 503(c) of Regulation S-K.

Restrictive covenants in debt agreements . . ., page 20

16. Please revise this risk factor to specifically describe the terms of the materially restrictive covenants in your credit facility and indenture to your senior subordinated notes and discuss the manner in which the existence of these covenants may adversely affect your operations.

Market and Industry Data, page 26

17. We note your representations that some of the information in the registration statement is based on information you obtained from sources you believe to be reliable, that such information "cannot always be verified with complete certainty" and, as a consequence, "may not be reliable." Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 30
Note 2 – ICL Transaction, page 36

18. Please supplementally confirm to us that the tax rate you used in your adjustment (i) represents a Canadian statutory rate or tell us how this tax rate was derived.

Liquidity and Capital Resources, page 64

19. Please include in future filings an expanded disclosure of the reasons for the significant changes in your working capital between reporting periods and whether these trends are expected to continue. Specifically, please disclose the primary reasons for the fluctuations in accounts receivable, accounts payable, and income taxes for the periods presented.

Business, page 74
Plastics Packaging Segment, page 83

20. Please revise to disclose the name of the paint manufacturer for which you produce paint bottles on an exclusive basis.

Raw Materials, page 84

21. We note your statement that in addition to purchasing from suppliers, you purchase resin "opportunistically in spot markets . . . ." Please expand your discussion to disclose the nature of your contractual arrangements with HDPE suppliers (e.g., through forward contracts or through requirements contracts at prevailing market prices). Please provide similar disclosure with respect to suppliers for your metal packaging segment, as discussed on page 82.

Certain Relationships and Related Transactions, page 102
Management Bonus

22. If any of the recipients are named executive officers, please identify them and disclose the amount each will receive. If so, please also disclose this special bonus in the Summary.

Description of Certain Indebtedness, page 104
Senior Subordinated Notes, page 104

23. Please revise to specify the general type of event constituting an event of default under the indenture for the senior subordinated notes.

Description of Capital Stock, page 107
Advance Notice Requirements . . ., page 109

24. Please revise your disclosure under this heading so that the timelines for submission of proposals by stockholders will conform to Exchange Act Rule 14a-8(e).

Certain U.S. Federal Tax Considerations, page 113

25. Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

Underwriting, page 116

26. Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

Signatures

27. In your amendment, please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signature Requirement to Form S-1.

Exhibits

28. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Steven J. Slutzky (*via facsimile* 212/521-7036)
        Debevoise & Plimton LLP
        919 Third Avenue
        New York, New York 10022